UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Industrea Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

45579J 104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45579J 104	Schedule 13G

1	NAME OF REPORTING PERSON Industrea Alexandria LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,606,250 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,606,250 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,250 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Industrea Alexandria LLC (the “Sponsor”) and indirectly by Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns (together with the Sponsor, the “Reporting Persons”), who are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. The Sponsor is 100% owned by funds managed by Argand Partners. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 5,606,250 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities–Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-219053) (the “Registration Statement”) and have no expiration date.

(3) Excludes 10,822,500 shares of Class A Common Stock issuable upon the exercise of 10,822,500 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of August 1, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities–Warrants” in the Registration Statement.

(4) Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 13, 2017, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017.

CUSIP No. 45579J 104	Schedule 13G

1	NAME OF REPORTING PERSON Howard D. Morgan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,606,250 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,606,250 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,250 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns, who are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. The Sponsor is 100% owned by funds managed by Argand Partners. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 5,606,250 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities–Founder Shares” in the Registration Statement and have no expiration date.

(3) Excludes 10,822,500 shares of Class A Common Stock issuable upon the exercise of 10,822,500 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of August 1, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities–Warrants” in the Registration Statement.

(4) Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 13, 2017, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017.

CUSIP No. 45579J 104	Schedule 13G

1	NAME OF REPORTING PERSON Heather Faust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,606,250 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,606,250 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,250 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns, who are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. The Sponsor is 100% owned by funds managed by Argand Partners. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 5,606,250 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities–Founder Shares” in the Registration Statement and have no expiration date.

(3) Excludes 10,822,500 shares of Class A Common Stock issuable upon the exercise of 10,822,500 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of August 1, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities–Warrants” in the Registration Statement.

(4) Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 13, 2017, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017.

CUSIP No. 45579J 104	Schedule 13G

1	NAME OF REPORTING PERSON Tariq Osman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,606,250 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,606,250 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,250 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns, who are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. The Sponsor is 100% owned by funds managed by Argand Partners. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 5,606,250 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities–Founder Shares” in the Registration Statement and have no expiration date.

(3) Excludes 10,822,500 shares of Class A Common Stock issuable upon the exercise of 10,822,500 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of August 1, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities–Warrants” in the Registration Statement.

(4) Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 13, 2017, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017.

CUSIP No. 45579J 104	Schedule 13G

1	NAME OF REPORTING PERSON Joseph Del Toro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,606,250 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,606,250 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,250 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns, who are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. The Sponsor is 100% owned by funds managed by Argand Partners. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 5,606,250 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities–Founder Shares” in the Registration Statement and have no expiration date.

(3) Excludes 10,822,500 shares of Class A Common Stock issuable upon the exercise of 10,822,500 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of August 1, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities–Warrants” in the Registration Statement.

(4) Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 13, 2017, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017.

CUSIP No. 45579J 104	Schedule 13G

1	NAME OF REPORTING PERSON Charles Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,606,250 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,606,250 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,606,250 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (4)
12	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly by Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns, who are the managers of the Sponsor and share voting and investment discretion with respect to the common stock held of record by the Sponsor. The Sponsor is 100% owned by funds managed by Argand Partners. As a result, each of the Reporting Persons may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) The Sponsor owns 5,606,250 shares of Class B Common Stock of the Issuer, which are convertible for shares of the Issuer’s Class A Common Stock as described under the heading “Description of Securities–Founder Shares” in the Registration Statement and have no expiration date.

(3) Excludes 10,822,500 shares of Class A Common Stock issuable upon the exercise of 10,822,500 private placement warrants of the Issuer owned by the Sponsor. Each warrant is exercisable to purchase one share of Class A Common Stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of August 1, 2018 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities–Warrants” in the Registration Statement.

(4) Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 13, 2017, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2017.

Item 1(a).	Name of Issuer:

Industrea Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28 West 44th Street, Suite 501

New York, NY 10036

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Industrea Alexandria LLC
2.	Howard D. Morgan
3.	Heather Faust
4.	Tariq Osman
5.	Joseph Del Toro
6.	Charles Burns

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

28 West 44th Street, Suite 501

New York, NY 10036

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

45579J 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Industrea Alexandria LLC

By:	/s/ Heather Faust
Name:	Heather Faust
Title:	Manager

Howard D. Morgan

By:	/s/ Howard D. Morgan
Name:	Howard D. Morgan

Heather Faust

By:	/s/ Heather Faust
Name:	Heather Faust

Tariq Osman

By:	/s/ Tariq Osman
Name:	Tariq Osman

Joseph Del Toro

By:	/s/ Joseph Del Toro
Name:	Joseph Del Toro

Charles Burns

By:	/s/ Charles Burns
Name:	Charles Burns

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 13, 2018, by and among Industrea Alexandria LLC, Howard D. Morgan, Heather Faust, Tariq Osman, Joseph Del Toro and Charles Burns.